February 12, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Dodge & Cox Funds
File Nos. 2-11522, 811-173

Dodge & Cox Stock Fund (S000011202; C000030875)
Dodge & Cox Global Stock Fund (S000022057; C000063339)
Dodge & Cox International Stock Fund (S000011203; C000030876)
Dodge & Cox Balanced Fund (S000011204; C000030877)
Dodge & Cox Income Fund (S000011205; C000030878)
Dodge & Cox Global Bond Fund

Ladies and Gentlemen:

Attached for electronic filing is Post-Effective Amendment No. 84 to the Registration Statement on Form N-1A of Dodge & Cox Funds (the “Registrant”), consisting of six series (Dodge & Cox Stock Fund, Dodge & Cox Global Stock Fund, Dodge & Cox International Stock Fund, Dodge & Cox Balanced Fund, Dodge & Cox Income Fund, and Dodge & Cox Global Bond Fund) filed pursuant to Rule 485(a)(2) under the Securities Act of 1933. This amendment registers the new Dodge & Cox Global Bond Fund series of Dodge & Cox Funds.

The Registrant’s Registration Statement will become effective on May 1, 2014.

Please contact me at 415.274.9393 with any questions or comments regarding this filing.

Sincerely,

/s/ Thomas M. Mistele

Thomas M. Mistele

Secretary

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